TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 430-7072   Fax:  (780) 930-7073

March 1, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

ANNOUNCES STOCK OPTION GRANTS

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced today that, subject to disinterested shareholder approval at the Annual and Special Meeting of Shareholders to be held on April 22, 2005, the Corporation intends to grant 1,250,000 stock options, in the aggregate, to directors, officers, and consultants of the Corporation.  The options will have an exercise price of $0.25, with vesting over an eighteen-month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.